[Thomson Letterhead]

February 21, 2007

By EDGAR, “CORRESP” Designation

Mr. Larry Spirgel
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Thomson
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-14974)

Dear Mr. Spirgel:

Thank you for your comment letter of February 2, 2007 relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to your prior comment letter dated October 20, 2006.

For your convenience, we have restated your comment in full and in bold type and have provided our response immediately below it.

Note 22: Shareholders’ Equity, Subordinated Perpetual Notes, page F-60

Q:

Given the determination under IFRS that the subordinated perpetual notes are appropriately recorded in equity, tell us how you determined that the step-up interest rate provision (whereby if the note is not called on September 25, 2015, the interest rate increases to the 3 month EURIBOR deposit rate plus 3.625%) does not require bifurcation from the equity host contract. Refer to paragraphs 10-13 of IAS 39, as well as paragraphs AG 30-33, particularly AG 33(a).

1

As stated in our previous response letter, dated January 18, 2007, Thomson’s Undated Deeply Subordinated Fixed to Floating Rate Perpetual Notes (the “Notes”) are undated perpetual obligations with no fixed maturity or redemption date.  The circumstances in which the Notes may be redeemed are also explained in more detail in our January 18, 2007 response letter. As indicated in our November 3, 2006 response letter, the payment of interest on the Notes is optional, and the interest not paid on an optional interest payment date is forfeited.  The interest step-up clause does not change the optional nature of the interest payment.  After September 25, 2015, Thomson still has an option to pay interest at the step-up rate, in addition to which Thomson may elect to redeem the Notes.

Upon issuance of the Notes, we concluded that the whole instrument was an equity instrument and not a compound or hybrid instrument. This position was supported by the conclusions reached by the IFRIC and the IASB on the specific issue of equity instruments with step-up rates (see IFRIC Updates of March 2006 and November 2006 and IASB Update of June 2006).  The step-up clause clearly formed part of the IFRIC and IASB assessment that such instruments remained equity instruments1, and there was no reference in this guidance suggesting that a step-up interest rate feature could create a derivative that should be bifurcated from an equity instrument.

In addition to the IFRIC and IASB conclusions, we would like to emphasize that the interest step-up does not meet the definition of a financial asset (i.e., “a contractual right to receive cash or another financial asset”) or a financial liability (i.e., “a contractual obligation to deliver cash or another financial asset”) as set forth in paragraph 11 of IAS 32.  The terms of the Notes neither contractually obligate Thomson to pay the step-up interest, nor do they provide Thomson with any contractual right.  As a result, we respectfully submit that the interest step-up cannot be considered an embedded derivative that requires bifurcation and accordingly paragraphs 10-13 of IAS 39 do not apply.

Furthermore, we note that paragraph AG 33(a) relating to IAS 39 applies only to interest-bearing host debt contracts or insurance contracts.  Therefore, it does not apply to Thomson’s Notes which are equity instruments pursuant to IAS 32.

*      *     *

1

According to the IFRIC Update of March 2006, “[t]he first instrument included in the submission was an irredeemable, callable financial instrument with dividends payable only if dividends are paid on the ordinary shares of the issuer (which themselves are payable at the discretion of the issuer). This instrument included a ‘step-up’ dividend clause that would increase the dividend at a pre-determined date in the future unless the instrument had previously been called by the issuer, and it ranked in liquidation before an instrument classified as a liability. The IFRIC agreed that this instrument included no contractual obligation ever to pay the dividends or to call the instrument and that therefore it should be classified as equity under IAS 32.”

2

On behalf of Thomson, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2005 Form 20-F.  Please do not hesitate to call me at (011) 331 41 86 6277 with any questions or comments on the foregoing.

Very truly yours,

/s/ Julian Waldron
Julian Waldron
Chief Financial Officer

cc:

Dave Walz

Ivette Leon
(Securities and Exchange Commission)

Gilles Billoud

James Johnson

Emmanuel Janin

(Thomson)

Bob Dillon

(KPMG Audit)

Jerome Guirauden

(Ernst & Young Audit)

Frédéric Allilaire

(Mazars & Guérard)

Nikolaos G. Andronikos

(Sullivan & Cromwell LLP)

3